September 6, 2024

Mark S. Shearman
Chief Executive Officer
APRINOIA Therapeutics Inc.
245 Main Street, 2nd Floor
Cambridge, MA 02142

       Re: APRINOIA Therapeutics Inc.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed August 28, 2024
           File No. 333-276696
Dear Mark S. Shearman:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1
Cover Page

1. Consistent with your disclosure on the cover page to the resale prospectus, please also disclose here that the selling shareholders in the resale offering may not commence the resale of their shares pursuant to the resale prospectus until after your primary offering closes and that the resale offering will not proceed if your common stock is not approved for listing on the Nasdaq Global Market.
General

2. We note your disclosure on page Alt-4 that your selling shareholders may engage broker-
       dealers to sell their ordinary shares. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment and revise your disclosure as needed. Please also revise Item 9 to provide the undertakings required by Item 512(a) of
 September 6, 2024
Page 2

       Regulation S-K.
3. We refer to your explanatory note regarding the two prospectuses for the primary and secondary offerings as well as your registration statement cover page, which appears to indicate that the resale offering will be made pursuant to Rule 415. Please provide us with an analysis explaining your basis for determining that ShangPharma Investment Group
       Limited is eligible to participate in a resale offering to be made under Rule 415(a)(1)(i). In your response, consider the guidance provided in Question 612.09 of the Securities Act
       Rules Compliance and Disclosure Interpretations, available on our website.
4. Please revise to provide a bona fide estimate of the range of the maximum offering price that complies with Question 134.04 of our Compliance and Disclosure Interpretations,
       Regulation S-K.
       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Will H. Cai, Esq.